UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Interim Financial Information
Sendas Distribuidora S.A.

ASSAÍ
ATACADISTA

ASAI3 B3 IBOVESPA B3 IBRA B3 IBRX100 B3 ISE B3 ICO2 B3 ICON B3 IGC B3 IGCT B3 ITAG B3 MLCX B3 ASAI NYSE

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Contents

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Cash Flows	7
Statements of Changes in Shareholders’ Equity	8

Notes to the consolidated and individual financial information	9

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current quarter
(Thousands)	9/30/2023
Share Capital
Common	1,351,464
Preferred	-
Total	1,351,464
Treasury Shares
Common	-
Preferred	-
Total	-

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	9/30/2023	12/31/2022
1	Total Assets	41,341,000	40,618,000
1.01	Current Assets	13,215,000	14,179,000
1.01.01	Cash and Cash Equivalents	4,417,000	5,842,000
1.01.03	Accounts Receivables	1,062,000	622,000
1.01.03.01	Trade Receivables	839,000	570,000
1.01.03.02	Other Accounts Receivable	223,000	52,000
1.01.04	Inventories	6,600,000	6,467,000
1.01.06	Recoverable Taxes	960,000	1,055,000
1.01.08	Other Current Assets	176,000	193,000
1.01.08.01	Non-current Assets Held for Sale	-	95,000
1.01.08.01.01	Assets Held for Sale	-	95,000
1.01.08.03	Others	176,000	98,000
1.01.08.03.01	Derivative Financial Instruments	40,000	27,000
1.01.08.03.03	Other Current Assets	136,000	71,000
1.02	Non-current Assets	28,126,000	26,439,000
1.02.01	Long-Term Assets	1,366,000	1,405,000
1.02.01.04	Accounts Receivables	106,000	-
1.02.01.04.02	Other Accounts Receivable	106,000	-
1.02.01.07	Deferred Taxes	179,000	6,000
1.02.01.09	Receivable From Related Parties	19,000	252,000
1.02.01.09.04	Receivable from Others Related Parties	19,000	252,000
1.02.01.10	Other Non-current Assets	1,062,000	1,147,000
1.02.01.10.04	Recoverable Taxes	802,000	927,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	45,000	56,000
1.02.01.10.06	Derivative Financial Instruments	206,000	155,000
1.02.01.10.07	Other Non-current Assets	9,000	9,000
1.02.02	Investments	849,000	833,000
1.02.02.01	Investments in Associates	849,000	833,000
1.02.02.01.03	Joint Venture Participation	849,000	833,000
1.02.03	Property, Plant and Equipment	20,785,000	19,183,000
1.02.04	Intangible Assets	5,126,000	5,018,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	9/30/2023	12/31/2022
2	Total Liabilities	41,341,000	40,618,000
2.01	Current Liabilities	16,630,000	16,416,000
2.01.01	Payroll and Related Taxes	683,000	584,000
2.01.01.01	Social Taxes	76,000	75,000
2.01.01.02	Payroll Taxes	607,000	509,000
2.01.02	Trade Payables	12,261,000	12,999,000
2.01.02.01	National Trade Payables	12,261,000	12,999,000
2.01.02.01.01	Trade Payables	9,290,000	8,538,000
2.01.02.01.02	Trade Payables - Agreements	903,000	2,039,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of Extra Stores	2,068,000	2,422,000
2.01.03	Taxes and Contributions Payable	263,000	265,000
2.01.04	Borrowings and Financing	2,625,000	1,260,000
2.01.04.01	Borrowings and Financing	536,000	829,000
2.01.04.02	Debentures	2,089,000	431,000
2.01.05	Other Liabilities	798,000	1,308,000
2.01.05.01	Payables to Related Parties	-	201,000
2.01.05.02	Others	798,000	1,107,000
2.01.05.02.01	Dividends and Interest on own Capital	-	111,000
2.01.05.02.09	Deferred Revenue	133,000	328,000
2.01.05.02.12	Other Current Liabilities	130,000	233,000
2.01.05.02.17	Lease Liability	373,000	435,000
2.01.05.02.19	Other Accounts Payable	162,000	-
2.02	Non-current Liabilities	20,386,000	20,306,000
2.02.01	Borrowings and Financing	11,469,000	11,331,000
2.02.01.01	Borrowings and Financing	1,244,000	737,000
2.02.01.02	Debentures	10,225,000	10,594,000
2.02.02	Other Liabilities	8,626,000	8,779,000
2.02.02.01	Payable to Related Parties	-	60,000
2.02.02.01.04	Payables to Other Related Parties	-	60,000
2.02.02.02	Others	8,626,000	8,719,000
2.02.02.02.04	Trade payables - Agreements - Acquisition of Extra Stores	-	780,000
2.02.02.02.07	Other Non-current Liabilities	14,000	14,000
2.02.02.02.09	Lease Liability	8,562,000	7,925,000
2.02.02.02.11	Other Accounts Payable	50,000	-
2.02.04	Provision	251,000	165,000
2.02.06	Deferred Earnings and Revenue	40,000	31,000
2.02.06.02	Deferred Revenue	40,000	31,000
2.03	Shareholders’ Equity	4,325,000	3,896,000
2.03.01	Share Capital	1,269,000	1,263,000
2.03.02	Capital Reserves	49,000	36,000
2.03.04	Earnings Reserves	3,012,000	2,599,000
2.03.08	Other Comprehensive Income	(5,000)	(2,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	7/1/2023 to 9/30/2023	1/1/2023 to 9/30/2023	7/1/2022 to 9/30/2022	1/1/2022 to 9/30/2022
3.01	Net Operating Revenue	17,002,000	48,082,000	13,832,000	38,566,000
3.02	Cost of Sales	(14,245,000)	(40,333,000)	(11,578,000)	(32,341,000)
3.03	Gross Profit	2,757,000	7,749,000	2,254,000	6,225,000
3.04	Operating Income / Expenses	(1,870,000)	(5,506,000)	(1,506,000)	(4,243,000)
3.04.01	Selling Expenses	(1,368,000)	(3,977,000)	(1,062,000)	(2,997,000)
3.04.02	General and Administrative Expenses	(209,000)	(592,000)	(211,000)	(572,000)
3.04.05	Other Operating Expenses	(305,000)	(973,000)	(249,000)	(708,000)
3.04.05.01	Depreciation/ Amortization	(370,000)	(1,024,000)	(232,000)	(649,000)
3.04.05.03	Other Operating Revenues (Expenses)	65,000	51,000	(17,000)	(59,000)
3.04.06	Share of Profit of Associates	12,000	36,000	16,000	34,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	887,000	2,243,000	748,000	1,982,000
3.06	Net Financial Result	(737,000)	(1,995,000)	(440,000)	(1,070,000)
3.06.01	Financial Revenues	83,000	212,000	70,000	217,000
3.06.02	Financial Expenses	(820,000)	(2,207,000)	(510,000)	(1,287,000)
3.07	Income Before Income Tax and Social Contribution	150,000	248,000	308,000	912,000
3.08	Income Tax and Social Contribution	35,000	165,000	(27,000)	(98,000)
3.08.01	Current	(8,000)	(6,000)	(29,000)	(74,000)
3.08.02	Deferred	43,000	171,000	2,000	(24,000)
3.09	Net Income from Continued Operations	185,000	413,000	281,000	814,000
3.11	Net Income for the Period	185,000	413,000	281,000	814,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.13750	0.30619	0.20891	0.60449
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.13682	0.30506	0.20788	0.60139

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	7/1/2023 to 9/30/2023	1/1/2023 to 9/30/2023	7/1/2022 to 9/30/2022	1/1/2022 to 9/30/2022
4.01	Net Income for the period	185,000	413,000	281,000	814,000
4.02	Other Comprehensive Income	1,000	(3,000)	(2,000)	(2,000)
4.02.04	Fair Value of Receivables	2,000	(4,000)	(2,000)	(3,000)
4.02.06	Income Tax Effect	(1,000)	1,000	-	1,000
4.03	Total Comprehensive Income for the period	186,000	410,000	279,000	812,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2023 to 9/30/2023	1/1/2022 to 9/30/2022
6.01	Net Cash Operating Activities	3,396,000	2,904,000
6.01.01	Cash Provided by the Operations	3,922,000	3,011,000
6.01.01.01	Net Income for the Period	413,000	814,000
6.01.01.02	Deferred Income Tax and Social Contribution	(171,000)	24,000
6.01.01.03	(Gain) Loss of Disposal of Property, Plant and Equipment and Leasing	(56,000)	32,000
6.01.01.04	Depreciation and Amortization	1,084,000	700,000
6.01.01.05	Financial Charges	2,170,000	1,204,000
6.01.01.07	Share of Profit of Associates	(36,000)	(34,000)
6.01.01.08	Provision (Reversal) for Legal Proceedings	125,000	(23,000)
6.01.01.10	Provision for Stock Option	13,000	11,000
6.01.01.11	Allowance for Doubtful Accounts	2,000	3,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	378,000	280,000
6.01.02	Variations in Assets and Liabilities	(526,000)	(107,000)
6.01.02.01	Trade Receivables	(274,000)	(191,000)
6.01.02.02	Inventories	(511,000)	(1,947,000)
6.01.02.03	Recoverable Taxes	220,000	(406,000)
6.01.02.04	Other Assets	(68,000)	(21,000)
6.01.02.05	Related Parties	(1,000)	101,000
6.01.02.06	Restricted Deposits for Legal Proceedings	11,000	48,000
6.01.02.07	Trade Payables	365,000	2,114,000
6.01.02.08	Payroll and Related Taxes	99,000	191,000
6.01.02.09	Taxes and Social Contributions Payable	5,000	64,000
6.01.02.10	Payment for Legal Proceedings	(54,000)	(36,000)
6.01.02.11	Deferred Revenue	(186,000)	(78,000)
6.01.02.12	Other Liabilities	(152,000)	38,000
6.01.02.15	Dividends Received	20,000	16,000
6.02	Net Cash of Investing Activities	(2,426,000)	(3,440,000)
6.02.02	Purchase of Property, Plant and Equipment	(2,462,000)	(3,046,000)
6.02.03	Purchase of Intangible Assets	(36,000)	(629,000)
6.02.04	Receipt of Property, Plant and Equipment	17,000	-
6.02.09	Receipt of Sale of Assets Held for Sale	55,000	485,000
6.02.11	Purchase of Assets Held for Sale	-	(250,000)
6.03	Net Cash of Financing Activities	(2,395,000)	2,196,000
6.03.01	Capital Contribution	6,000	6,000
6.03.02	Proceeds from Borrowings	1,572,000	3,600,000
6.03.03	Payment of Borrowings and Financing	(658,000)	(119,000)
6.03.04	Payment of Interest on Borrowings and Financing	(733,000)	(426,000)
6.03.05	Dividends and interest on own equity, paid	(118,000)	(168,000)
6.03.09	Payment of Lease Liabilities	(217,000)	(142,000)
6.03.10	Payment of Interest on Lease Liabilities	(722,000)	(515,000)
6.03.11	Borrowing costs from borrowings	(129,000)	(40,000)
6.03.12	Payment of Acquisition of Extra Stores	(1,396,000)	-
6.05	Increase (Decrease) in Cash and Equivalents	(1,425,000)	1,660,000
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,842,000	2,550,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,417,000	4,210,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 9/30/2023
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	6,000	13,000	-	-	-	19,000
5.04.01	Capital Contribution	6,000	-	-	-	-	6,000
5.04.03	Stock Options Granted	-	13,000	-	-	-	13,000
5.05	Total Comprehensive Income	-	-	-	413,000	(3,000)	410,000
5.05.01	Net Income for the Period	-	-	-	413,000	-	413,000
5.05.02	Other Comprehensive Income	-	-	-	-	(3,000)	(3,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(4,000)	(4,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	-	-	413,000	(413,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	413,000	(413,000)	-	-
5.07	Closing Balance	1,269,000	49,000	3,012,000	-	(5,000)	4,325,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2022 to 9/30/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	470,000	11,000	(464,000)	-	-	17,000
5.04.01	Capital Contribution	470,000	-	(464,000)	-	-	6,000
5.04.03	Stock Options Granted	-	11,000	-	-	-	11,000
5.05	Total Comprehensive Income	-	-	-	814,000	(2,000)	812,000
5.05.01	Net Income for the Period	-	-	-	814,000	-	814,000
5.05.02	Other comprehensive income	-	-	-	-	(2,000)	(2,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(3,000)	(3,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	-	-	540,000	(540,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	540,000	(540,000)	-	-
5.07	Closing Balance	1,258,000	29,000	2,037,000	274,000	(3,000)	3,595,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of September 30, 2023, the Company operated 276 stores and 11 distribution centers in the five regions of the country, with operations in 24 states and in the Federal District.

	On November 29, 2022, the shareholder Helicco Participações Ltda ("Helicco"), a subsidiary of Casino Guichard Perrachon ("Casino"), sold all its ownership interest in the Company, comprising 140,800,000 shares. On March 21, 2023, the shareholder Wilkes Participações S.A. ("Wilkes"), a subsidiary of Casino, sold 254,000,000 shares held by it and Casino now holds 157,582,865 common shares, representing 11.7% of the Company's share capital.

	On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), sold 157,582,580 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date (“Block trade”). As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas' share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries, are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the interim financial information for the period ended September 30, 2023.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim Financial Report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information has been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, where applicable. All significant information related to the interim financial information, is being disclosed and is consistent with the information used by Management in managing the Company's activities.

	The interim financial information is presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended September 30, 2023, was approved by the Board of Directors on October 30, 2023.

3	SIGNIFICANT ACCOUNTING POLICIES

	The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2022, approved on February 15, 2023 and, therefore, it should be read together.

3.1	Standards, amendments and interpretations

	In the period ended September 30, 2023, the new current standards were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended September 30, 2023, were the same as those adopted in the financial statements for the year ended December 31, 2022, approved on February 15, 2023, disclosed in note 5.

5	CASH AND CASH EQUIVALENTS

		9/30/2023	12/31/2022
	Cash and bank accounts	230	213
	Cash and bank accounts - Abroad (i)	23	24
	Financial investments (ii)	4,164	5,605
		4,417	5,842

	(i) As of September 30, 2023, the Company had funds held abroad, of which R$23 in US dollars (R$24 in US dollars as of December 31, 2022).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

	(ii) As of September 30, 2023, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 96.01% of the CDI - Interbank Deposit Certificate (92.80% of the CDI as of December 31, 2022).

6	TRADE RECEIVABLES

					Note	9/30/2023	12/31/2022
	From sales with:
	Credit card operators				6.1	324	241
	Credit card operators with related parties				9.1	217	49
	Sales ticket and payment slips				6.2	269	249
	Trade receivables with related parties				9.1	-	24
	Trade receivables with suppliers/payment slips/others					41	18
						851	581
	Expected credit loss for doubtful accounts				6.3	(12)	(11)
						839	570

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

				Overdue
		Total	Due	Less than 30 days	> 30 days
	9/30/2023	851	846	2	3
	12/31/2022	581	576	4	1

6.1	Credit card operators

	The Company, through a cash management strategy, advances receivables from credit card operators, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$136 (R$134 as of December 31, 2022); and (ii) payment slips R$133 (R$115 as of December 31, 2022).

6.3	Expected credit loss for doubtful accounts

						9/30/2023	9/30/2022
	At the beginning of the period					(11)	(6)
	Additions					(32)	(25)
	Reversals					31	23
	At the end of the period					(12)	(8)

7	INVENTORIES

					Note	9/30/2023	12/31/2022
	Stores					5,848	5,914
	Distribution centers					1,301	1,139
	Commercial agreements				7.1	(495)	(518)
	Allowance for loss on inventory obsolescence and damages				7.2	(54)	(68)
						6,600	6,467

7.1	Commercial agreements

	As of September 30, 2023, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$495 (R$518 as of December 31, 2022).

7.2	Allowance for loss on inventory obsolescence and damages

						9/30/2023	9/30/2022
	At the beginning of the period					(68)	(37)
	Additions					(401)	(294)
	Reversals					23	14
	Write-offs					392	287
	At the end of the period					(54)	(30)

8	RECOVERABLE TAXES

					Note	9/30/2023	12/31/2022
	State VAT tax credits - ICMS				8.1	1,141	1,210
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS				8.2	392	587
	Social Security Contribution - INSS					95	90
	Whithholding taxes to be recovered					106	74
	Others					28	21
	Total					1,762	1,982

	Current					960	1,055
	Non-current					802	927

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	The refund process requires evidence through tax documents and digital files of the transactions carried out that generated the right to refund for the Company. Only after its ratification by state tax authorities and/or the compliance with specific ancillary obligations to support such evidence that credits can be used by the Company, which occur in periods after their generation.

	As the number of items sold in the retail subject to tax replacement has increased continuously, the tax credit to be refunded by the Company has also increased. The Company has realized these credits with authorization for immediate offset in view of its operation, by obtaining a special regime and also by means of other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of September 30, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	518
	From 1 to 2 years	218
	From 2 to 3 years	119
	From 3 to 4 years	92
	From 4 to 5 years	54
	More than 5 years	140
	Total	1,141

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	The STF decided to modulate the effects of the decision, providing thet taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions above.

	• Expected realization of PIS and COFINS credits

	In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of September 30, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, as shown in the table below:

	Year	Amount
	Within 1 year	254
	From 1 to 2 years	138
	Total	392

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		9/30/2023	12/31/2022	9/30/2023	12/31/2022	9/30/2023	12/31/2022	9/30/2023	12/31/2022	9/30/2023	9/30/2022
	Associates (i)
	Casino Guichard Perrachon	-	-	-	-	-	-	-	21	(20)	(39)
	Euris	-	-	-	-	-	-	-	1	(1)	(2)
	Grupo Pão de Açúcar ("GPA")	-	24	-	234	-	8	-	237	20	(298)
	Greenyellow	-	-	-	-	-	-	-	-	-	(25)
	Wilkes Participações S.A.	-	-	-	-	-	-	-	2	(6)	(7)
	Subtotal	-	24	-	234	-	8	-	261	(7)	(371)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	217	49	19	18	20	25	-	-	19	18
	Subtotal	217	49	19	18	20	25	-	-	19	18
	Total	217	73	19	252	20	33	-	261	12	(353)

	Current	217	73	-	-	20	33	-	201
	Non-current	-	-	19	252	-	-	-	60

	(i) As a result of the sale of Casino's ownership interest in the Company, through Wilkes, as disclosed in note 1, the associates are no longer related parties.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the periods ended September 30, 2023 and 2022 as follows (amounts expressed in thousands reais):

			Base salary		Variable compensation		Stock option and virtual shares plan (i)		Total
			2023	2022	2023	2022	2023	2022	2023	2022
	Board of directors		8,464	28,504	-	-	5,250	4,963	13,714	33,467
	Statutory officers		8,358	6,916	19,684	17,395	9,061	6,542	37,103	30,853
	Executives excluding statutory officers		23,684	15,989	45,085	22,675	10,541	4,740	79,310	43,404
	Fiscal council		408	455	-	-	-	-	408	455
			40,914	51,864	64,769	40,070	24,852	16,245	130,535	108,179

	(i) More details about virtual shares plan for the Statutory officers, see note 19.5.3.

	The stock option plan, fully in shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follows:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	9/30/2023	12/31/2022

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Summary of financial information of Joint Venture

				9/30/2023	12/31/2022
	Current assets			1	1
	Non-current assets			552	519
	Shareholders´ equity			553	520

				9/30/2023	9/30/2022
	Net income for the period			72	68

	Investments composition and breakdown

					Bellamar
	As of December 31, 2021				789
	Share of profit of associates				34
	As of September 30, 2022				823

	As of December 31, 2022				833
	Share of profit of associates				36
	Dividends received				(20)
	As of September 30, 2023				849

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of 12/31/2022	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others	As of 9/30/2023
	Land	600	17	-	-	-	(41)	576
	Buildings	730	1	-	-	(14)	21	738
	Improvements	6,865	1,245	-	(26)	(320)	13	7,777
	Machinery and equipment	1,440	363	-	(13)	(210)	417	1,997
	Facilities	585	76	-	(2)	(33)	(189)	437
	Furniture and appliances	755	125	-	(3)	(86)	115	906
	Constructions in progress	543	31	-	(1)	-	(403)	170
	Others	64	27	-	-	(29)	54	116
	Subtotal	11,582	1,885	-	(45)	(692)	(13)	12,717
	Lease - right of use:
	Buildings (ii)	7,593	2,456	226	(1,818)	(365)	(28)	8,064
	Equipment	8	-	-	-	(4)	-	4
	Subtotal	7,601	2,456	226	(1,818)	(369)	(28)	8,068
	Total	19,183	4,341	226	(1,863)	(1,061)	(41)	20,785

		As of 12/31/2021	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others	As of 9/30/2022
	Land	570	31	-	-	-	-	601
	Buildings	656	188	-	-	(13)	(48)	783
	Improvements	3,596	2,423	-	(25)	(202)	137	5,929
	Machinery and equipment	828	428	-	(2)	(129)	71	1,196
	Facilities	362	162	-	(4)	(25)	7	502
	Furniture and appliances	416	132	-	(1)	(50)	74	571
	Constructions in progress	235	477	-	(1)	-	(178)	533
	Others	37	12	-	-	(12)	12	49
	Subtotal	6,700	3,853	-	(33)	(431)	75	10,164
	Lease - right of use:
	Buildings	3,604	3,005	479	(10)	(244)	(75)	6,759
	Equipment	16	-	-	-	(4)	-	12
	Subtotal	3,620	3,005	479	(10)	(248)	(75)	6,771
	Total	10,320	6,858	479	(43)	(679)	-	16,935

	(i) Includes interest capitalization in the amount of R$223 (R$617 as of September 30, 2022), see note 11.3.

	(ii) As disclosed in note 1, on June 23, 2023, Casino, through its subsidiaries Wilkes, GIBV and Segisor, sold its common shares, changing the Company's shareholding structure. In view of the shareholding change, there was a need to renegotiate some rental contracts, resulting in a net increase in leasing in the amount of R$476. Management, based on CPC 06/IFRS 16 - Leases, evaluated and concluded this transaction as termination of the previous contract and recognition of a new contract, maturity in 2045, due to a substantive change in the scope, which mainly included changes to the assets subject to the contract and values of contracts. In the period ended September 30, 2023, the renegotiation process was completed.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

11.2	Composition of property, plant and equipment
		9/30/2023			12/31/2022
		Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Land	576	-	576	600	-	600
	Buildings	891	(153)	738	859	(129)	730
	Improvements	9,148	(1,371)	7,777	7,933	(1,068)	6,865
	Machinery and equipment	2,933	(936)	1,997	2,160	(720)	1,440
	Facilities	604	(167)	437	729	(144)	585
	Furniture and appliances	1,267	(361)	906	1,043	(288)	755
	Constructions in progress	170	-	170	543	-	543
	Others	237	(121)	116	157	(93)	64
	Subtotal	15,826	(3,109)	12,717	14,024	(2,442)	11,582
	Lease - right of use:
	Buildings	9,606	(1,542)	8,064	8,924	(1,331)	7,593
	Equipment	54	(50)	4	57	(49)	8
	Subtotal	9,660	(1,592)	8,068	8,981	(1,380)	7,601
	Total	25,486	(4,701)	20,785	23,005	(3,822)	19,183

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

11.3	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$223 (R$617 as of September 30, 2022). The rate used to calculate the borrowing costs eligible for capitalization was 111.46% (110.77% at September 30, 2022) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			9/30/2023	9/30/2022
	Additions		4,341	6,858
	Leases		(2,456)	(3,005)
	Capitalized borrowing costs		(223)	(617)
	Financing of property, plant and equipment - Additions		(1,647)	(2,914)
	Financing of property, plant and equipment - Payments		2,447	2,724
	Total		2,462	3,046

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Other information

	As of September 30, 2023, the Company recorded in the cost of sales and services the amount of R$60 (R$51 as of September 30, 2022), relating to the depreciation of machinery, buildings and facilities of distribution centers.

12	INTANGIBLE ASSETS

		As of 12/31/2022	Additions	Amortization	As of 9/30/2023

	Goodwill	618	-	-	618
	Software	76	19	(16)	79
	Commercial rights	4,267	112	(6)	4,373
	Trade name	39	-	-	39
	Subtotal	5,000	131	(22)	5,109
	Lease - right of use:
	Assets and rights	18	-	(1)	17
	Subtotal	18	-	(1)	17
	Total	5,018	131	(23)	5,126

		As of 12/31/2021	Additions	Amortization	As of 9/30/2022

	Goodwill	618	-	-	618
	Software	75	11	(12)	74
	Commercial rights (i)	1,136	3,141	(7)	4,270
	Trade name	39	-	-	39
	Subtotal	1,868	3,152	(19)	5,001
	Lease - right of use:
	Assets and rights	19	-	(2)	17
	Subtotal	19	-	(2)	17
	Total	1,887	3,152	(21)	5,018

	(i) In the period ended September 30, 2022, in the Additions column, are presented the amounts related to the acquisition of the 46 commercial points from Extra Hiper stores, in the amount of R$3,132.

		9/30/2023			12/31/2022
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Software	170	(91)	79	151	(75)	76
	Commercial rights	4,410	(37)	4,373	4,299	(32)	4,267
	Trade name	39	-	39	39	-	39
		5,490	(381)	5,109	5,360	(360)	5,000
	Lease - right of use:
	Assets and rights	29	(12)	17	29	(11)	18
	Total	5,519	(393)	5,126	5,389	(371)	5,018

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

12.1	Impairment test of intangible assets with indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 12.1 to the financial statements as of December 31, 2022.

	The Company monitored the plan used to assess impairment test as of December 31, 2022, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended September 30, 2023.

12.2	Additions to intangible assets for cash flow presentation purpose

			9/30/2023	9/30/2022
	Additions		131	3,152
	Financing of intangible assets - Additions		(95)	(3,132)
	Financing of intangible assets - Payments		-	609
	Total		36	629

13	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

		Note	9/30/2023	12/31/2022
	Trade Payables
	Product suppliers		9,342	9,196
	Suppliers - Acquisition of property, plant and equipment		192	140
	Service providers		146	129
	Service providers - related parties	9.1	20	33
	Bonuses from suppliers	13.1	(410)	(960)
	Total Suppliers		9,290	8,538

	Trade Payables - Agreements
	Product suppliers	13.2	479	813
	Suppliers - Acquisition of property, plant and equipment	13.2	424	1,226
	Suppliers - Acquisition of Extra Stores	13.3	2,068	3,202
	Total Suppliers - Agreements		2,971	5,241

	Total		12,261	13,779

	Current		12,261	12,999
	Non-current		-	780

13.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

13.2	Agreements among suppliers, the Company and banks

	The Company has agreements with financial institutions, through which, suppliers of products, capital goods and services, have the possibility of receiving in advance their amounts receivables, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

	The Company’s Management, based on CVM Circular Letter SNC/SEP n°01/2022, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	These balances are classified as "Trade Payables - Agreements". Cash flow from these operations is presented as operating in the statement of cash flows.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related and for the Company, the revenue obtained from the award for the referral of suppliers to the receiving in advance operations recognized in the statement of operations was R$26 as of September 30, 2023 (R$30 as of September 30, 2022).

	As of September 30, 2023, the balance payable related to these operations is R$903 (R$2,039 as of December 31, 2022).

13.3	Suppliers - Acquisition of Extra stores

	In September and December, 2022, GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company's management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with CPC 26 (R1)/IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with GPA, maintaining the characteristic of the terms and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and monetary correction equivalent of the CDI + 1.2% per year, previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

	As of September 30, 2023, the balance is R$2,068 (R$3,202 as of December 31, 2022).

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

		Note	9/30/2023	12/31/2022
	Financial assets
	Amortized cost
	Cash and cash equivalents	5	4,417	5,842
	Related parties	9.1	19	252
	Trade receivables and other accounts receivable		708	198
	Fair value through income
	Gain of financial instruments at fair value	14.6.1	246	182
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets		460	424
	Financial liabilities
	Amortized cost
	Related parties	9.1	-	(261)
	Other accounts payable		(212)	-
	Trade payables and trade payables - Agreements	13	(12,261)	(13,779)
	Borrowings	14.6.1	(1,733)	(1,217)
	Debentures and promissory notes	14.6.1	(10,097)	(8,903)
	Lease liabilities	16.1	(8,935)	(8,360)
	Fair value through income
	Borrowings and debentures, including derivatives	14.6.1	(2,260)	(2,435)
	Loss of financial instruments at fair value	14.6.1	(4)	(36)
	Net exposure		(29,652)	(28,093)

	The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of which differ from the carrying amounts are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the business of the Company

14.1.1	Credit risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investment policies adopted establish in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, mainly for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

	The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

	There are no amounts receivable that individually, account for more than 5% of the accounts receivable or revenues.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions in order to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

14.1.3	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

		9/30/2023	12/31/2022
	Borrowings, debentures and promissory notes	(14,094)	(12,591)
	(-) Cash and cash equivalents	4,417	5,842
	(-) Derivative financial instruments	246	182
	Net debt	(9,431)	(6,567)

	Shareholders’ equity	4,325	3,896
	% Net debt over Shareholders’ equity	218%	169%

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

14.1.4	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of September 30, 2023.

			Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings		762	1,272	-	2,034
	Debenture and promissory notes		2,987	10,940	2,690	16,617
	Derivative financial instruments		143	81	(791)	(567)
	Lease liabilities		1,375	5,008	15,573	21,956
	Trade payables		9,290	-	-	9,290
	Trade payables - Agreements		903	-	-	903
	Trade payables - Agreements - Acquisition of Extra stores		2,106	-	-	2,106
	Total		17,566	17,301	17,472	52,339

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended September 30, 2023. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

14.2	Derivative financial instruments

		Notional value		Fair value
		9/30/2023	12/31/2022	9/30/2023	12/31/2022
	Swap of hedge
	Hedge purpose (debt)	2,956	2,360	3,202	2,542

	Long Position
	Fixed rate	106	106	109	109
	USD + Fixed	-	282	-	282
	Hedge - CRI	2,850	1,972	3,093	2,151

	Short Position	(2,956)	(2,360)	(2,960)	(2,396)

	Net hedge position	-	-	242	146

	Realized and unrealized gains and losses on these contracts during the period ended September 30, 2023, are recorded as net financial results and the balance receivable at fair value is R$242 (balance receivable of R$146 as of December 31, 2022). The assets are recorded as “derivative financial instruments” and the liabilities as “borrowings”.

	The effects of the hedge at fair value through income for the period ended September 30, 2023, resulted in a loss of R$78 (gain of R$47 as of September 30, 2022), recorded under cost of debt, see note 23.

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	The fair values are calculated based on projected future cash flow, using the future CDI curves released by B3, plus the operation spreads, and discounting them to present value using the same CDI curves by B3.

	In order to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

14.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the possible reasonable changes was, on the maturity date of each transaction, the market curves (currencies and interest) of B3.

	To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

	For the probable scenario the weighted interest rate (CDI) was 11.03% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)		As of 9/30/2023	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings	14.6.1	CDI + 1.61% per year		(1,739)	(212)	(222)	(233)
	Borrowings (fixed rate)	14.6.1	TR + 9.80%		(43)	(5)	(5)	(6)
	Debentures and promissory notes	14.6.1	CDI + 1.33% per year and Pre 11.75% per year		(12,509)	(1,479)	(1,553)	(1,627)
	Total net effect (loss)				(14,291)	(1,696)	(1,780)	(1,866)

	Cash equivalents	5	96.01% of CDI		4,164	491	516	540

	Net exposure loss				(10,127)	(1,205)	(1,264)	(1,326)

14.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

				Carrying amount	Fair value
			9/30/2023	12/31/2022	9/30/2023	12/31/2022	Level
	Trade receivables with credit card companies and sales tickets		460	424	460	424	2
	Interest rate swaps between currencies		-	(36)	-	(36)	2
	Interest rate swaps		(2)	2	(2)	2	2
	Interest rate swaps - CRI		244	180	244	180	2
	Borrowings and debentures (fair value)		(2,260)	(2,435)	(2,260)	(2,435)	2
	Borrowings and debentures (amortized cost)		(11,830)	(10,120)	(11,582)	(9,974)	2
			(13,388)	(11,985)	(13,140)	(11,839)

	There were no change between fair value measurement hierarchy levels during the period ended September 30, 2023.

	Interest rate swaps, cross-currency and borrowings and financing are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following prime financial institutions.

	The outstanding derivative financial instruments are presented in the table below:

	Description		Notional value	Due date		9/30/2023	12/31/2022
	Debt
	USD - BRL		USD50	2023		-	(36)

	Debt
	IPCA - BRL		R$1,972	2028, 2029 and 2031		234	180

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$879	2027		6	-
	Pre-fixed rate x CDI		R$54	2027		1	1
	Pre-fixed rate x CDI		R$52	2027		1	1
	Derivatives - Fair value hedge - Brazil					242	146

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

14.6	Borrowings

14.6.1	Debt breakdown

		Weighted average	9/30/2023	12/31/2022
	Current
	Debentures and promissory notes	CDI + 1.48 per year and Pre 11.75% per year	2,144	454
	Borrowing costs		(55)	(23)
	Total debentures and promissory notes		2,089	431

	Borrowings
	In domestic currency
	Working capital	TR + 9.80%	12	12
	Working capital	CDI + 1.16% per year	526	523
	Borrowing costs		(3)	(4)
	Total domestic currency		535	531

	In foreign currency
	Working capital	USD + 1.06% per year	-	262
	Total in foreign currency		-	262
	Total of borrowings		535	793

	Derivative financial instruments
	Swap contracts	CDI + 0.82% per year	(40)	(27)
	Swap contracts	CDI + 1.32% per year	1	36
	Total derivative financial instruments		(39)	9
	Total current		2,585	1,233

		Weighted average	9/30/2023	12/31/2022
	Non-current
	Debenture and promissory notes	CDI + 1.30% per year and Pre 11.75% per year	10,365	10,669
	Borrowing costs		(140)	(75)
	Total debentures and promissory notes		10,225	10,594

	Borrowings
	In domestic currency
	Working capital	TR + 9.80%	31	39
	Working capital	CDI + 1.80% per year	1,213	700
	Borrowing costs		(3)	(2)
	Total of domestic currency		1,241	737

	Total of borrowings		1,241	737

	Derivative financial instruments
	Swap contracts	CDI + 0.82% per year	(206)	(155)
	Swap contracts	CDI + 1.32% per year	3	-
	Total derivative financial instruments		(203)	(155)
	Total non-current		11,263	11,176

	Total		13,848	12,409

	Current asset		40	27
	Non-current asset		206	155
	Current liabilities		2,625	1,260
	Non-current liabilities		11,469	11,331

14.6.2	Roll forward of borrowings

		Value
	Balance as of December 31, 2021	8,001
	Funding	3,600
	Borrowing costs	(40)
	Interest provision	1,034
	Swap contracts	45
	Mark-to-market	(92)
	Exchange rate and monetary variation	(9)
	Borrowing costs amortization	19
	Interest amortization	(426)
	Principal amortization	(58)
	Swap amortization	(61)
	Balance as of September 30, 2022	12,013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

				Value
	Balance as of December 31, 2022			12,409
	Funding			1,572
	Borrowing costs (i)			(129)
	Interest provision			1,313
	Swap contracts			64
	Mark-to-market			(6)
	Exchange rate and monetary variation			(16)
	Borrowing costs amortization			32
	Interest amortization			(733)
	Principal amortization			(503)
	Swap amortization			(155)
	Balance as of September 30, 2023			13,848

	(i) Include costs related to negotiation of waiver in the change of the shareholding control in the amount of R$93, as disclosed in note 1, in capital market operations carried out during the period, without changes to other contractual clauses with financial institutions.

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	4,234
	From 2 to 3 years	1,447
	From 3 to 4 years	2,265
	From 4 to 5 years	1,323
	More than 5 years	2,137
	Total	11,406

	Borrowing cost	(143)
	Total	11,263

14.7	Debentures and promissory notes

					Date
			Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	9/30/2023	12/31/2022
	First Issue of Promissory Notes - 4th series		250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	-	-	317
	First Issue of Promissory Notes - 5th series		200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	70,155,958	281	254
	First Issue of Promissory Notes - 6th series		200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	70,155,958	281	254
	Second Issue of Debentures - 1st series		940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,053	990	957
	Second Issue of Debentures - 2nd series		660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,054	696	672
	Second Issue of Promissory Notes - 1st series		1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,303	1,629	1,467
	Second Issue of Promissory Notes - 2nd series		1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,305	1,631	1,468
	Third Issue of Debentures - 1st series - CRI		982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,147	1,127	1,072
	Third Issue of Debentures - 2nd series - CRI		517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,148	594	565
	Fourth Issue of Debentures - single series		2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,051	2,102	2,028
	First Issue of Commercial Paper Notes - single series		750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,020	765	793
	Fifth Issue of Debentures - single series - CRI		250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,000	250	258
	Sixth Issue of Debentures - 1st series - CRI		72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,005	73	75
	Sixth Issue of Debentures - 2nd series - CRI		55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,005	56	57
	Sixth Issue of Debentures - 3rd series - CRI		471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,052	496	485
	Second Issue of Commercial Paper Notes - single series		400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,109	444	401
	Seventh Issue of Debentures - 1st series - CRI		145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,025	149	-
	Seventh Issue of Debentures - 2nd series - CRI		878,503	878,503	7/25/2023	7/15/2027	Pre 11.75% per year	1,021	897	-
	Seventh Issue of Debentures - 3rd series - CRI		46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,026	48	-
	Borrowing cost								(195)	(98)
									12,314	11,025

	Current								2,089	431
	Non-current								10,225	10,594

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

14.8	Borrowings in foreign currencies

	As of September 30, 2023, due to the settlement of the agreement with Scotiabank, the Company has no borrowing in foreign currency.
14.9	Guarantees

	As of September 30, 2023, the Company has no guarantees related to its borrowing agreement.

14.10	Swap contracts - Ajustar de acordo com PT

	The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for to the CDI (floating) interest rates. The annual average rate of the CDI at September 30, 2023 was 13.50% (12.43% at December 31, 2022).

14.11	Financial covenants

	In connection with the debentures and promissory notes issued and part of borrowing operations in foreign currency, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

	As of September 30, 2023, the Company had fulfilled all contractual obligations and was compliant with these ratios.

15	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	5	54	10	69
	Reversals	(69)	(20)	(3)	(92)
	Payments	-	(23)	(13)	(36)
	Monetary correction	5	5	3	13
	Balance as of September 30, 2022	50	85	24	159

	Restricted deposits for legal proceedings	(10)	(40)	(3)	(53)
	Net provision of judicial deposits	40	45	21	106

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	14	134	17	165
	Reversals	-	(36)	(4)	(40)
	Payments	(4)	(44)	(6)	(54)
	Monetary correction	2	9	4	15
	Balance as of September 30, 2023	67	149	35	251

	Restricted deposits for legal proceedings	(1)	(16)	(9)	(27)
	Net provision of judicial deposits	66	133	26	224

15.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI in the resale of imported products; and (iv) other matters.

	The amount provisioned for these matters as of September 30, 2023, is R$67 (R$55 as of December 31, 2022).

15.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of September 30, 2023, the Company recorded a provision of R$149 (R$86 as of December 31, 2022), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

15.3	Civil

	The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsel consider the probability of changing the lease amount paid by the entity. As of September 30, 2023, the amount of the provision for these lawsuits is R$29 (R$19 as of December 31, 2022), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the estimate of loss. As of September 30, 2023, the amount of provision for these lawsuits is R$6 (R$5 as of December 31, 2022).

The Company’s total civil, regulatory and property claims as of September 30, 2023, is R$35 (R$24 as of December 31, 2022).

15.4	Contingent liabilities not accrued

The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, totaling an updated amount of R$2,680 as of September 30, 2023 (R$2,443 as of December 31, 2022), which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill tax amortization disallowance, disagreements regarding payments and overpayments, fines for non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$645 as of September 30, 2023 (R$612 as of December 31, 2022).

PIS and COFINS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine for non-compliance with ancillary obligation, disallowance of PIS and COFINS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$699 as of September 30, 2023 (R$650 as of December 31, 2022).

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters. These tax assessments amount to R$1,183 as of September 30, 2023 (R$1,084 as of December 31, 2022). These proceedings are pending judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$16 as of September 30, 2023 (R$16 as of December 31, 2022). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed for divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, with possible losses of R$24 as of September 30, 2023 (R$23 as of December 31, 2022). Proceedings have been discussed in the administrative and judicial level.

Other litigation – These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality – INMETRO, the National Agency of Sanitary Surveillance – ANVISA, among others, totaling R$94 as of September 30, 2023 (R$44 as of December 31, 2022).

Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of September 30, 2023, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact on the interim financial information is not yet expected.

The Company engages external legal counsel to represent it in tax matters, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, as of September 30, 2023, the estimated amount, in case of success of all lawsuits, was approximately R$19 (R$14 as of December 31, 2022).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

15.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	9/30/2023	9/30/2022

	Tax	964	666
	Labor	77	90
	Civil and others	536	412
	Total	1,577	1,168

	The cost of guarantees as of September 30, 2023 is approximately 0.20% per year of the amount of the lawsuits (0.31% at September 30, 2022) and is recorded as a financial expense.

15.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	9/30/2023	12/31/2022

	Tax	17	12
	Labor	18	34
	Civil and others	10	10
	Total	45	56

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$8,935 as of September 30, 2023 (R$8,360 as of December 31, 2022). The minimum future payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

					9/30/2023	12/31/2022
	Lease liabilities - minimum payments
	Less than 1 year				373	435
	From 1 to 5 years				1,325	1,646
	More than 5 years				7,237	6,279
	Present value of lease liabilities				8,935	8,360
	Current				373	435
	Non-current				8,562	7,925

	Future financing charges				13,021	12,318
	Gross amount of financial lease agreements				21,956	20,678

	PIS and COFINS embedded in the present value of lease agreements				543	508
	PIS and COFINS embedded in the gross value of lease agreements				1,335	1,257

	Lease liabilities interest expense is stated in note 23. The Company´s average incremental interest rate at the agreement signing date was 12.09% in the period ended September 30, 2023 (12.20% at December 31, 2022).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be projected for year would be approximately 6.73% (8.74% at December 31, 2022). The average term of the agreements analyzed is 17.90 years (19.41 years as of December 31, 2022).

16.2	Lease liability roll forward

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			3,005
	Lease modification			479
	Interest provision			547
	Principal amortization			(142)
	Interest amortization			(515)
	Write-off due to early termination of agreement			(9)
	As of September 30, 2022			7,416

				Amount
	As of December 31, 2022			8,360
	Addition - Lease (i)			2,456
	Lease modification			226
	Interest provision			731
	Principal amortization			(217)
	Interest amortization			(722)
	Write-off due to early termination of agreement (i)			(1,899)
	As of September 30, 2023			8,935

	(i) The variation for the period mainly refers to the renegociation of rental contracts as disclosed in note 11.2.

16.3	Lease expense on variable rents, low-value, and short-term assets

			9/30/2023	9/30/2022
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)		(15)	(25)
	Subleases (i)		67	36

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

16.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison periods (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of the liabilities and the interest rates used in the calculation, are disclosed in other items of this same explanatory note, as well as the inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of interim financial information.

			9/30/2023	12/31/2022
	Real flow
	Right of use assets		8,084	7,619

	Lease Liabilities		21,956	20,678
	Embedded interest		(13,021)	(12,318)
			8,935	8,360

	Inflated flow
	Right of use assets		12,498	11,955

	Lease Liabilities		34,825	33,354
	Embedded interest		(19,072)	(18,500)
			15,753	14,854

	Below we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each period presented:

	As of September 30, 2023

	Year	Value	Nominal tax	Projected inflation
	Within 1 year	1,375	12.17%		3.26%
	From 1 to 2 years	1,261	12.20%		3.93%
	From 2 to 3 years	1,274	12.23%		3.72%
	From 3 to 4 years	1,263	12.27%		3.70%
	From 4 to 5 years	1,210	12.31%		3.70%
	More than 5 years	15,573	12.56%		3.70%
	Total	21,956

	As of December 31, 2022

	Year	Value	Nominal tax	Projected inflation
	Within 1 year	1,356	12.22%		4.61%
	From 1 to 2 years	1,192	12.26%		4.26%
	From 2 to 3 years	1,190	12.30%		4.24%
	From 3 to 4 years	1,192	12.35%		4.24%
	From 4 to 5 years	1,159	12.41%		4.24%
	More than 5 years	14,589	12.73%		4.24%
	Total	20,678

17	DEFERRED REVENUES

			9/30/2023	12/31/2022

	Sale and leaseback		-	3
	Rental of spaces in stores (i)		75	259
	Checkstand (ii)		30	45
	Commercial agreement - payroll (iii)		50	39
	Marketing and others		18	13
	Total		173	359

	Current		133	328
	Non-current		40	31

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands, rental of point of sale displays.
	(iii) Commercial agreement with a financial institution for exclusivity in payroll processing.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

				9/30/2023	9/30/2022
		Income before income tax and social contribution		248	912
	Expense of income tax and social contribution, for nominal rate (34%)			(84)	(310)

	Adjustments to reflect the effective rate
		Tax fines		(2)	(1)
	Share of profits			12	12
	ICMS subsidy - tax incentives (i)			231	176
		Monetary correction credits		9	25
		Other permanent differences		(1)	-
		Effective income tax and social contribution		165	(98)

		Income tax and social contribution for the period
	Current			(6)	(74)
	Deferred			171	(24)
		Benefits (expense) tax and social contribution		165	(98)

		Effective rate		-66.5%	10.7%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n°160/17 and Law n°12,973/14. In the period ended September 30, 2023, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.4.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			9/30/2023			12/31/2022
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		361	-	361	213	-	213
	Provision for legal proceedings		77	-	77	44	-	44
	Exchange rate variation		-	(52)	(52)	-	(28)	(28)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Fair value adjustment		-	(31)	(31)	-	(29)	(29)
	Property, plant and equipment and intangible assets		27	-	27	30	-	30
	Unrealized gains (losses) with tax credits		4	-	4	-	(6)	(6)
	Provision for restructuring		10	-	10	12	-	12
	Provision of inventory		21	-	21	26	-	26
	Borrowing costs		-	(66)	(66)	-	(35)	(35)
	Lease net of right of use		111	-	111	101	-	101
	Others		34	-	34	-	(5)	(5)
	Gross deferred income tax and social contribution assets (liabilities)		645	(466)	179	426	(420)	6

	Compensation		(466)	466	-	(420)	420	-

	Net deferred income tax and social contribution assets (liabilities), net		179	-	179	6	-	6

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amounts
	Up to 1 year	148
	From 1 year to 2 years	285
	From 2 years to 3 years	79
	From 3 years to 4 years	6
	More than 5 years	127
		645

18.3	Roll forward of deferred income tax and social contribution

			9/30/2023	12/31/2022
	At the beginning of the period		6	45
	Benefits (expenses) in the period		171	(40)
	Income tax effect		2	1
	At the end of the period		179	6

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock, fully subscribed and paid-up as of September 30, 2023, is R$1,269 (R$1,263 as of December 31, 2022), represented by 1,351,463,542 common shares (1,349,165,394 as of December 31, 2022), all registered and without par value. According to the Company's bylaws, the Company’s authorized capital may be increased up to 2 billion common shares.

	On February 15, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 59,870 common shares.

	On March 28, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 1,031,232 common shares.

	On August 18, 2023, the Board of Directors approved a capital contribution in the amount of R$4, through the issuance of 1,207,046 common shares.

19.2	Distribution of dividends and interest on own capital

	At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occurred on February 17, 2023.

	At the Annual General Meeting ("AGM") of shareholders held on April 27, 2023, shareholders voted for the approval of the minimum mandatory dividend in the amount of R$68, calculated in accordance with Brazilian Corporate Law. The total amount relating to dividends corresponding to R$0.0500185431139003 per common share was paid in June 2023.

19.3	Expansion reserve

	At the AGM held on April 27, 2023 the constitution of the expansion reserve in the amount of R$325 was approved, against the profit reserve of the year 2022.

19.4	Tax incentive reserve

	The tax incentive reserve by the States started are considered subsidiary for investment, deductible for the calculation of income tax and social contribution. Thus, for the period ended September 30, 2023, the Company allocated the amount of R$679 (R$540 as of September 30,2022) to the tax incentive reserve, of which R$413 refers to tax incentives generated in 2023 and R$266 to be recognized when the Company demonstrates income in subsequent periods.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, or for an increase in capital. Within the same legal provision, the tax incentive reserve is not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

19.5	Share-based payment

19.5.1	Recognized options granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					30/09/2023
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(45)	298
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(45)	298
	B9	5/31/2022	6/1/2025	0.01	2,163	(358)	-	1,805
	C9	5/31/2022	6/1/2025	12.53	1,924	(119)	-	1,805
	B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
	C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
					7,593	(517)	(90)	6,986

	(i) Shares granted to executives excluding statutory officers.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

19.5.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until September 30, 2023 of all options granted:

			9/30/2023
			(in thousands)

	Number of shares		1,351,464
	Balance of effective stock options granted		6,986
	Maximum percentage of dilution		0.52%

	The fair value of each option granted is estimated on the grant date, by using the Black-Scholes options pricing model “Black-Scholes” taking into account the following assumptions:

	Granted series	Weighted average of fair value option's granted (in reais)	Dividends expectation	Approximate volatility expectation	Risk-free weighted average interest rate	Exit rate	Remaining average life expectancy

	B8	17.21	1.28%	37.06%	7.66%	8.00%	8 months
	C8	7.69
	B9	15.27	1.20%	37.29%	12.18%	8.00%	20 months
	C9	7.35
	B10	10.33	1.31%	35.32%	10.87%	8.00%	32 months
	C10	3.28

			Shares	Weighted average of exercise price	Weighted average of remaining contractual term
			in thousands	R$
	As of December 31, 2022		4,651	6.01	2.28

	As of September 30, 2023
	Granted during the period		2,780	5.92
	Cancelled during the period		(32)	5.97
	Exercised during the period		(413)	5.97
	Outstanding at the end of the period		6,986	5.97	1.98
	Total to be exercised September 30, 2023		6,986	5.97	1.98

	The amount recorded in the statement of operations for the period ended September 30, 2023 was R$22 (R$9 as of September 30, 2022).

19.5.3	Cash-settled share-based payment in the form of Virtual Shares

	At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan in the form of Virtual Shares was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

	The calculation methodology is the linear average of the share price considering the last 20 trading sessions, including the base date of August 1, 2023 (grant date), until the end of the plan on July 31, 2028. The payment will be made in local currency, considering the vesting periods of the virtual shares.

	1,989,465 virtual shares were granted to the Company's officers and the premium related to 50% of the virtual shares will be conditional on compliance with the service condition (virtual shares conditioned on time) and the other 50% of the virtual shares will be conditional on the cumulative compliance with the service condition and the performance condition (virtual shares conditioned on time and performance).

	For virtual shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a) 20% (twenty percent) on the 3-year anniversary from the grant date;
b) 20% (twenty percent) on the 4-year anniversary from the grant date; and
	c) 60% (sixty percent) on the 5-year anniversary from the grant date.

	For virtual shares conditioned on time and performance to become vested, Officers must comply with the vesting periods above and achieving the goals, segregated between: a) Environmental, Social and Governance ("ESG") goal with weight 30%: i) percentage of people with disabilities employed by the Company; ii) percentage of women in Company leadership and iii) total carbon emissions – Scope 1 and 2; and b) Operational goal with weight 70%: i) operating cash flow.

	The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

	At the end of each vesting period, virtual shares conditioned on time that have become vested virtual shares will be automatically settled, for virtual shares conditioned on time and performance the goals listed above must be achieved.

	If the Officer is terminated on his/her own initiative, the Officer will lose the right to receive unvested virtual shares, which will be immediately canceled and extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated at the initiative of the Company, through dismissal and removal from office due to serious misconduct, all his/her virtual shares will be extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated due to mutual agreement between the Company and the Officer or on the Company's initiative, through dismissal and removal from office without serious misconduct, the Officer will have the right, subject to compliance with restrictive obligations, to settlement of all vested virtual shares at the termination date and to maintain a portion of the unvested virtual shares as agreed between the parties.

	As at September 30, 2023, the amount of the liability corresponding to the plan, including payroll charges, is recorded as "Other non-current liabilities" in the amount of R$1 and the total expense recognized, including payroll charges, was R$1 and the fair value of this plan in that date was R$33, including payroll charges.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

20	NET OPERATING REVENUE

		9/30/2023	9/30/2022
	Gross operating revenue
	Goods	52,441	42,113
	Services rendered and others	182	123
		52,623	42,236
	(-) Revenue deductions
	Returns and sales cancellation	(102)	(76)
	Taxes	(4,439)	(3,594)
		(4,541)	(3,670)

	Net operating revenue	48,082	38,566

21	EXPENSES BY NATURE

		9/30/2023	9/30/2022

	Inventory cost	(39,606)	(31,817)
	Personnel expenses	(3,047)	(2,313)
	Outsourced services	(248)	(167)
	Selling expenses	(772)	(597)
	Functional expenses	(857)	(649)
	Other expenses	(372)	(367)
		(44,902)	(35,910)

	Cost of sales	(40,333)	(32,341)
	Selling expenses	(3,977)	(2,997)
	General and administrative expenses	(592)	(572)
		(44,902)	(35,910)

22	OTHER OPERATING REVENUES (EXPENSES), NET

		9/30/2023	9/30/2022

	Result with property, plant and equipment and lease	56	(32)
	Expense related to legal proceedings	(1)	(2)
	Restructuring expenses and others	(4)	(25)
	Total	51	(59)

23	NET FINANCIAL RESULT

		9/30/2023	9/30/2022
	Financial revenues
	Cash and cash equivalents interest	103	108
	Monetary correction assets	75	100
	Other financial revenues	34	9
	Total financial revenues	212	217

	Financial expenses
	Cost of debt	(1,256)	(583)
	Cost and discount of receivables	(79)	(70)
	Monetary correction liabilities	(215)	(274)
	Interest on leasing liabilities	(641)	(333)
	Other financial expenses	(16)	(27)
	Total financial expenses	(2,207)	(1,287)
	Total	(1,995)	(1,070)

24	EARNINGS PER SHARE

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of common shares outstanding to calculate the basic earnings and diluted earnings per share in each period presented:

				9/30/2023	9/30/2022
	Basic number:
	Allocated basic earnings and not distributed			413	814
	Net income allocated available to common shareholders			413	814

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,350	1,347
	Basic earnings per million shares (R$)			0.306192	0.604492

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 9/30/2023 - SENDAS DISTRIBUIDORA S.A.

9/30/2023	9/30/2022
Diluted number:
Allocated diluted earnings and not distributed	413	814
Net income allocated available to common shareholders	413	814

Diluted denominator (millions of shares)
Weighted average of the number of shares	1,350	1,347

Weighted average of stock options plan	5	7
Diluted weighted average of shares	1,355	1,354
Diluted earnings per million shares (R$)	0.305063	0.601392

25	NON-CASH TRANSACTIONS

The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

• Write-off of provisions for the acquisition of points of sale against trade payables, in note 11.1.

• Acquisition of property, plant and equipment not yet paid, in note 11.4.

• Acquisition of intangible assets not yet paid, in note 12.2.

• Sale of assets held for sale that have not yet been received, in note 26.

26	ASSETS HELD FOR SALE

9/30/2023	12/31/2022
Extra Hiper stores (i)	-	95
-	95

(i) As of July 11, 2023, the process of selling 1 property owned by GPA to the real estate investment fund Barzel Properties was completed.

27	SUBSEQUENT EVENTS

27.1	Capital contribution

At the meeting of the Board of Directors, held on October 30, 2023, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$2 through the issuance of 213,458 common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.